AMENDMENT TO
AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

This Amendment, effective as of August 1, 2019, is to the Amended and Restated Investment Management Agreement (the “Agreement”) made as of December 1, 2017 by and between FRANKLIN TEMPLETON ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of FRANKLIN LIBERTYQ U.S. EQUITY ETF (the “Fund”), a series of the Trust, and FRANKLIN ADVISERS, INC. (“FAV”), a California corporation, as assigned by FAV to FRANKLIN ADVISORY SERVICES, LLC, a Delaware limited liability company (the “Manager”), pursuant to the Assignment and Assumption Agreement dated as of February 1, 2019.

WITNESSETH:

WHEREAS, both the Manager and the Trust wish to amend Paragraph 4.A. of the Agreement.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 4.A. of the Agreement is removed and replaced with the following:

A.        For purposes of calculating such fee, the value of the net assets of the Fund shall be determined in the same manner as that Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Fund’s current prospectus and statement of additional information.  The rate of the management fee payable by the Fund shall be calculated daily at the annual rate of 0.15% of the value of the Fund’s average daily net assets.

            IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN TEMPLETON ETF TRUST on behalf of
FRANKLIN LIBERTYQ U.S. EQUITY ETF

By:       /s/ Navid J. Tofigh

Name:  Navid J. Tofigh

Title:    Vice President and Secretary

FRANKLIN ADVISORY SERVICES, LLC

By:       /s/ Patrick O’Connor

Name:  Patrick O’Connor

Title:    President and Chief Investment Officer